SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on the Public Solicitation of Votes by Independent Non-Executive Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on the Public Solicitation of Votes

by Independent Non-Executive Directors

The board of directors and all directors of the Company warrant that the contents of this announcement do not contain any false information, misleading statement or material omission, and that they shall accept joint and several liability for the truthfulness, accuracy and completeness of the contents of this announcement.

IMPORTANT:

Period for solicitation of votes: From 15 December 2014 to 22 December 2014

The voting advice of the caller in his capacity as an independent non-executive director of the board of directors of the Company as to the matters for resolution: Agreed

The caller is not in possession of any shares of the Company

Pursuant to the relevant provisions of the Measures for the Administration of Share Incentive Plans of Listed Companies (Provisional) stipulated by the China Securities Regulatory Commission, and as appointed by other independent non-executive directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”), Mr. Jin Mingda, an independent non-executive director of the Company, acts as the caller to solicit votes from all shareholders of the Company in connection with the relevant resolutions in relation to the share option scheme to be considered at the 2014 First Extraordinary General Meeting, 2014 First A Shareholders Class Meeting and 2014 First H Shareholders Class Meeting of the Company to be convened on 23 December 2014.

I.	Basic Information of the Caller, Voting Advice of the Caller as to the Matters for Resolution and the Reasons for Such Advice

Mr. Jin Mingda, the caller, currently serves as an independent non-executive director, chairman of the Remuneration and Appraisal Committee of the board of directors and a member of the Audit Committee and the Nomination Committee of the Company. His basic information is set out as follows:

Mr. Jin Mingda, aged 64, is the Chairman of the Shanghai Chemical Industry Association and an independent non-executive director of Shanghai Electric Power Co., Ltd. He previously served various positions, including Deputy Secretary of the Communist Party Committee, Deputy Director, Secretary of the Communist Party Committee and Director of Shanghai Power Station Auxiliary Equipment Works Co., Ltd.; General Manager cum Deputy Secretary of the Communist Party Committee of Shanghai Boiler Works Co., Ltd.; Vice President of Shanghai Electric (Group) Corporation; Vice President of Shanghai Electric Group Co., Ltd.; and General Manager and Secretary of the Communist Party Committee of Shanghai Mechanical & Electrical Industry Co., Ltd.; Chairman, President and Secretary of the Communist Party Committee of Shanghai Huayi (Group) Company.

Mr. Jin is not in possession of any shares of the Company. Being an independent non-executive director of the Company, Mr. Jin cast affirmative votes on the resolution on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft), the resolution on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft), the resolution on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited and the resolution on the Authorisation to the Board of Directors to Deal With All Matters in Relation to the Share Option Scheme to be proposed at the Shareholders General Meeting and the Shareholders Class Meetings of Sinopec Shanghai Petrochemical Company Limited.

II.	General Information of the Shareholders General Meetings

(I)	Details of the 2014 First Extraordinary General Meeting

(1)	Date and Time of the Meeting

Date and time of physical meeting: 23 December 2014 (Tuesday) at 14:00

Date and time of online voting (only eligible for A shareholders): 23 December 2014 (Tuesday) from 9:30 to 11:30 and from 13:00 to 15:00.

(2)	Venue of Meeting: Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai, the PRC ..

(3)	Resolutions subject to the solicitation of votes

1.	Resolution on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

1.1	the basis for determining the participants and the scope of the participants;

1.2	the source and number of the underlying shares;

1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;

1.4	the exercise price of the share options and the basis of determination;

1.5	the conditions of the grant and the exercise of the share options;

1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options

1.8	the procedures of the grant and the exercise of the share options;

1.9	the respective rights and obligations of the Company and the participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the share option scheme.

2.	Resolution on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

3.	Resolution on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

4.	Resolution on the authorisation to the board of directors to handle all matters in relation to the share option scheme:

The board is hereby authorised to conduct, among others, the following:

(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

(7)	to otherwise manage the share option scheme where necessary;

(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organisations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10)	the abovementioned authorisation to the board shall be valid as long as the share option scheme is effective.

(II)	Details of the 2014 First A Shareholders Class Meeting

(1)	Date and Time of the Meeting

Date and time of physical meeting: 23 December 2014 (Tuesday) at 14:00

Date and time of online voting (only eligible for A shareholders): 23 December 2014 (Tuesday) from 9:30 to 11:30 and from 13:00 to 15:00.

(2)	Venue of Meeting: Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai, the PRC ..

(3)	Resolutions subject to the solicitation of votes at the Meeting

1.	Resolution Concerning the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

1.1	the basis for determining the participants and the scope of the participants;

1.2	the source and number of the underlying shares;

1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;

1.4	the exercise price of the share options and the basis of determination;

1.5	the conditions of the grant and the exercise of the share options;

1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options

1.8	the procedures of the grant and the exercise of the share options;

1.9	the respective rights and obligations of the Company and the participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the share option scheme.

2.	Resolution on the authorisation to the board of directors to handleall matters in relation to the share option scheme:

The board is hereby authorised to conduct, among others, the following:

(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

(7)	to otherwise manage the share option scheme where necessary;

(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organisations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10)	the abovementioned authorisation to the board shall be valid as long as the share option scheme is effective.

(III)	Details of the 2014 First H Shareholders Class Meeting

(1)	Date and Time of the Meeting

23 December 2014 (Tuesday) at 15:00 or immediately after the close of the 2014 First A Shareholders Class Meeting.

(2)	Venue of Meeting: Jinshan Roller-skating Stadium, No.5 Xincheng Road, Jinshan District, Shanghai, the PRC ..

(3)	Resolutions subject to the solicitation of votes at the Meeting

1.	Resolution Concerning the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

1.1	the basis for determining the participants and the scope of the participants;

1.2	the source and number of the underlying shares;

1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;

1.4	the exercise price of the share options and the basis of determination;

1.5	the conditions of the grant and the exercise of the share options;

1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options

1.8	the procedures of the grant and the exercise of the share options;

1.9	the respective rights and obligations of the Company and the participants;

1.10	the solutions for special circumstances; and

1.11	the amendments and termination of the share option scheme.

2.	Resolution on the authorisation to the board of directors to handleall matters in relation to the share option scheme:

The board is hereby authorised to conduct, among others, the following:

(1)	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

(2)	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

(3)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(4)	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

(5)	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

(6)	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

(7)	to otherwise manage the share option scheme where necessary;

(8)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(9)	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organisations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

(10)	the abovementioned authorisation to the board shall be valid as long as the share option scheme is effective.

For details of the 2014 First Extraordinary General Meeting, 2014 First A Shareholders Class Meeting and 2014 First H Shareholders Class Meeting, please refer to the respective notice of such meetings issued by the Company on 6 November 2014 (published on China Securities Daily, Shanghai Securities Journal, Securities Times as well as on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company) or a circular dispatched to the H shareholders of the Company on the same date.

III.	Solicitation Proposal

(1)	Targets of Solicitation: Shareholders of the Company whose names appear on the register of members of the Company upon closing of the trading session on 21 November 2014 (Friday).

(2)	Solicitation Period: From 15 December 2014 to 22 December 2014.

(3)	Procedure of Solicitation

1.	If any person decides to appoint the caller to vote on his/her behalf, he/she shall complete each of the items specified in the proxy form for solicitation of votes by independent non-executive directors in the substance and form as provided for in the appendix to this announcement, (in case of A shareholders), or the one attached to the circular to H shareholders dated 6 November 2014 (in case of H shareholders) (the “Circular to H Shareholders”).

2.	An appointing party shall provide to the caller a document list showing his/her shareholder’s identity and his/her expression of intent relating to the appointment, which includes but does not limit to the following:

In case of A shareholders:

(1)	A legal person shareholder shall provide an original of the proxy form and a photocopy of its business licence, identity certification of the legal representative and the shareholder’s account card, and for all documents to be provided by the legal person shareholder as required under this provision, the legal representative shall sign, and affix a common seal of such legal person shareholder, on each and every single page of such documents;

(2)	An individual A shareholder shall provide an original of the proxy form and a photocopy of each of his/her identity card and his/her shareholder’s account card;

(3)	If the proxy form is signed by a third party authorised by the shareholder, such proxy form shall be notarised by a public notary and a notarial certificate shall be submitted together with the original of the proxy form. Proxy forms signed by shareholders on their own or by legal representatives of the relevant shareholders shall not be subject to notarisation.

In case of H shareholders:

(1)	H shareholders are required to complete and sign the proxy form in accordance with the instructions set forth in the proxy form for solicitation of votes by the independent non-executive directors attached to the Circular to H Shareholders. If the proxy form is signed by a third party authorised by the shareholder, such proxy form shall be notarised by a public notary and a notarial certificate shall be submitted together with the original of the proxy form. Proxy forms signed by shareholders on their own or by legal representatives of the relevant shareholders shall not be subject to notarisation.

3.	Once the shareholder appointing the voting proxy has duly prepared the relevant documents in accordance with the steps set forth above, such shareholder shall deliver all documents specified in section 2 above in person or by registered post or express courier to the address set out below. In the event of delivery by registered post or express courier, the date of delivery shall be the date on which the below recipient has signed the relevant return receipt.

Holders of A shares appointing the voting proxy shall deliver the proxy form and the relevant documents to the following address and recipient:

Address:	No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC
Attention:	Secretariat of the Board of Directors, Sinopec Shanghai Petrochemical Company Limited
Postal code:	200540
Telephone:	8621-57943143

Holders of H shares appointing the voting proxy shall deliver the proxy form and the relevant documents to the following address and recipient:

Address:	17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong
Attention:	Computershare Hong Kong Investor Services Limited
Telephone:	+852 2862 8555
Facsimile:	+852 2865 0990

All documents provided shall be properly sealed and the telephone number and name of the contact person in connection with the shareholder appointing the voting proxy shall be specified. The expression “Proxy Form for Solicitation of Votes” shall also be marked in a prominent position.

4.	Upon delivery of the documents by the shareholder appointing the voting proxy, the Company shall verify the submitted documents in accordance with the following rules and shall pass proxy forms that have been confirmed to be valid upon verification to the caller for exercising the voting right.

(1)	Upon verification, proxy forms that have satisfied all of the following conditions shall be confirmed to be valid:

a)	the proxy form together with the relevant documents prepared in accordance with the requirements as provided for in the Report on the Solicitation of Votes by Independent Non-Executive Directors have been delivered to the designated address;

b)	the proxy form together with the relevant documents have been delivered to the designated address within the solicitation period;

c)	shareholders have completed and signed the proxy form in the form as prescribed in an appendix to the Report on the Solicitation of Votes by Independent Non-Executive Directors, and the details relating to such proxy are clear and the relevant documents submitted are true, complete and valid;

d)	the proxy form and the relevant documents are consistent with the information recorded in the register of members as of the end of the trading session on 21 November 2014 (Friday);

e)	No shareholder has appointed any person other than the caller to exercise on his/her behalf the voting right for matters under solicitation.

(2)	If a shareholder gives duplicate voting instructions to the caller in respect of the matters under solicitation but the details of the such instructions are inconsistent with each other, the last proxy form executed by the shareholder shall be treated as valid; if it is unable to determine the timing of execution, the last proxy form received shall be treated as valid.

(3)	A shareholder may attend a meeting in person or by proxy notwithstanding the appointment of the caller as his/her voting proxy in respect of the matters under solicitation.

(4)	If a proxy form verified to be valid falls under any of the following circumstances, the caller may handle the same in accordance with the following requirements:

a)	After appointing the caller as his/her proxy in relation to the voting rights for matters under solicitation, a shareholder may expressly revoke in writing his/her previous appointment of the caller as his/her proxy prior to the close of registration for meetings, in which case the caller shall treat such appointment of proxy as lapsed automatically;

b)	If a shareholder has appointed a third party other than the caller as his/her proxy in relation to the voting rights for matters under solicitation so to register for and attend meeting, and expressly revokes in writing his/her appointment of the caller prior to the registration of the on-site meeting, the caller shall treat his appointment to act as the proxy as lapsed automatically;

c)	A shareholder shall specify his/her voting instruction in connection with matters under solicitation in the proxy form to be submitted and shall check either “For” or “Against” as appropriate. If more than one options have been made, or no option has been indicated, the caller shall treat his appointment to act as the proxy as lapsed automatically;

d)	The same voting right may only be exercised by way of either physical voting, solicitation of votes by independent non-executive directors or online voting in respect of the same resolution. In the event of duplicate voting of the same voting right, the first voting result shall prevail. In the event that the timing of voting cannot be determined and there is inconsistency between votes cast by way of other methods and those specified in the proxy form for solicitation of votes by independent non-executive directors in relation to the same resolution, the latter shall prevail.

The caller: Jin Mingda

6 November 2014

Shanghai, the PRC, 6 November 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix 1: Shareholder’s Proxy Form for the 2014 First Extraordinary General Meeting

Proxy Form to the Caller in Connection with the Exercise of the Voting Right at the 2014

First Extraordinary General Meeting of

Sinopec Shanghai Petrochemical Company Limited (the “Company”)

I,                                         ,/We,                                         , confirm in my/our capacity as an appointing party that prior to signing this proxy form, I/we have read carefully the Announcement on the Public Solicitation of Votes by the Independent Non-Executive Directors of Sinopec Shanghai Petrochemical Company Limited, the Notice of the 2014 First Extraordinary General Meeting and the Notice of the 2014 First A Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company Limited, together with other relevant documents prepared by the caller and published for solicitation of votes, and have been sufficiently informed of the relevant details relating to the principles and objectives in respect of the current solicitation of votes. Prior to the registration of the physical meeting, I/we have the right to revoke the appointment of the caller under this proxy form, or to amend the contents of this proxy form, at any time in accordance with procedures determined in the Report on the Solicitation of Votes by the Independent Non-Executive Directors. I/we, as an appointing party, hereby appoint in my capacity Mr. Jin Mingda, an independent non-executive director of Sinopec Shanghai Petrochemical Company Limited, as my/our proxy to attend the 2014 First Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited to be convened on 23 December 2014 (Tuesday) and to exercise the votes as instructed in the proxy form in connection with matters to be considered during the meeting.

My/our voting advice in respect of the matters for which votes are being solicited are as follows:

Special Resolutions		For	Against
1	Resolution on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
1.1	the basis for determining the participants and the scope of the participants;
1.2	the source and number of the underlying shares;
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;
1.4	the exercise price of the share options and the basis of determination;
1.5	the conditions of the grant and the exercise of the share options;
1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options;
1.8	the procedures of the grant and the exercise of the share options;
1.9	the respective rights and obligations of the Company and the participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the share option scheme.
2	Resolution on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
3	Resolution on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
4	Resolution on the authorisation to the board of directors to handle all matters in relation to the share option scheme: The Board is hereby authorised to conduct, among others, the following:
1.

to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

2.

to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

3.

to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

4.

to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

5.

to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

6.	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

7.	to otherwise manage the share option scheme where necessary;

8.	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

9.	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organisations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

10.	the abovementioned authorisation to the board shall be valid as long as the share option scheme is effective.

If you intend to vote in favour of any resolution, please put a “✓” under the “For” column; and if you intend to vote against any resolution, please put a “✓” under the “Against” column. You are allowed to select either option only. If you select more than one options or you fail to select any option, the proxy granted by the appointing shareholder shall be deemed to become null and void in connection with such matters under solicitation.

It is provided for in the articles of association of the Company that if a shareholder cast an abstention vote or abstains from voting, such vote shall not be treated as votes with voting right when the Company counts the voting results for the matter concerned.

Effective Term of this Proxy Form: From the date of signing to the close of the 2014 First Extraordinary General Meeting

Information to be completed by an individual A shareholder:

Shareholder’s account number of the appointing party:

Number of shares held by the appointing party:

Identity card number of the appointing party:

Signature of the individual shareholder:

Contact number:

Fax number:

Correspondence address:

Postal code:

Information to be completed by a legal person holder of A shares:

Name and seal of the legal person shareholder:

Signature of the legal representative:

Contact person:

Telephone number:

Fax number:

Correspondence address:

Postal code:

Date of Execution:

Appendix 2: Shareholder’s Proxy Form for the 2014 First A Shareholders Class Meeting

Proxy Form for the Caller in Connection with the Exercise of the Voting Right at the 2014

First A Shareholders Class Meeting of

Sinopec Shanghai Petrochemical Company Limited (the “Company”)

I,                                         ,/We,                                         , confirm in my/our capacity as an appointing party that prior to signing this proxy form, I/we have read carefully the Announcement on the Public Solicitation of Votes by the Independent Non-Executive Directors of Sinopec Shanghai Petrochemical Company Limited, the Notice of Convening the 2014 First Extraordinary General Meeting and the Notice of the 2014 First A Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company Limited, together with other relevant documents prepared by the caller and published for solicitation of votes, and have been sufficiently informed of the relevant details relating to the principles and objectives in respect of the current solicitation of votes. Prior to the registration of the physical meeting, I/we have the right to revoke the appointment of the caller under this proxy form, or to amend the contents of this proxy form, at any time in accordance with procedures determined in the Report on the Solicitation of Votes by the Independent Non-Executive Directors. I/we hereby appoint in my capacity as an appointing party, Mr. Jin Mingda, an independent non-executive director of Sinopec Shanghai Petrochemical Company Limited, as my/our proxy to attend the 2014 First A Shareholders Class Meeting of Sinopec Shanghai Petrochemical Company Limited to be convened on 23 December 2014 (Tuesday) and to exercise the votes as instructed in the proxy form in connection with matters to be considered during the meeting.

My/our voting advice in respect of the matters for which votes are being solicited are as follows:

Special Resolutions		For	Against
1	Resolution on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
1.1	the basis for determining the participants and the scope of the participants;
1.2	the source and number of the underlying shares;
1.3	the validity period, the grant date, the vesting period, the exercise arrangements and the lock-up provisions;
1.4	the exercise price of the share options and the basis of determination;
1.5	the conditions of the grant and the exercise of the share options;
1.6	the methods and procedures for adjusting the number and the exercise price of the share options;

1.7	the accounting policies of the share options;
1.8	the procedures of the grant and the exercise of the share options;
1.9	the respective rights and obligations of the Company and the participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the share option scheme.
2	Resolution on the Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
3	Resolution on the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)
4	Resolution on the authorisation to the board of directors to handle all matters in relation to the share option scheme: The Board is hereby authorised to conduct, among others, the following:

	1.	to grant the share options to the participants upon fulfilment of the conditions of grant by the Company and the participants, and to handle all matters necessary in relation to the grant of the share options;

	2.	to examine and confirm the fulfilment of the effective conditions by the Company and the participants, and to handle all matters necessary in relation to the exercise of the share options by the participants, including but not limited to determining the exercise prices for each batch of the share options in accordance with the share option scheme;

	3.	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	4.	to adjust the number of the share options, the number of the underlying shares, the exercise price and etc. in accordance with the provisions of the share option scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of shares or rights issue as specified in the share option scheme;

	5.	to handle the share options (effective or not effective, exercised or outstanding) granted to the participants in accordance with the provisions of the share option scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the participants as specified in the share option scheme;

6.	to determine whether to reclaim the benefits obtained from the exercise of the share options by the participants in accordance with the provisions of the share option scheme;

7.	to otherwise manage the share option scheme where necessary;

8.	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the share option scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

9.	to handle such processes as approval, registration, filing, verification or consent in relation to the share option scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organisations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the share option scheme; and

10.	the abovementioned authorisation to the board shall be valid as long as the share option scheme is effective.

If you intend to vote in favour of any resolution, please put a “✓” under the “For” column; and if you intend to vote against any resolution, please put a “✓” under the “Against” column. You are allowed to select either option only. If you select more than one options or you fail to select any option, the proxy granted by the appointing shareholder shall be deemed to become null and void in connection with such matters under solicitation.

It is provided for in the articles of association of the Company that if a shareholder cast an abstention vote or abstains from voting, such vote shall not be treated as votes with voting right when the Company counts the voting results for the matter concerned.

Effective Term of this Proxy Form: From the date of signing to the close of the 2014 first A shareholders class meeting

Information to be completed by an individual A shareholder:

Shareholder’s account number of the appointing party:

Number of shares held by the appointing party:

Identity card number of the appointing party:

Signature of the individual shareholder:

Contact number:

Fax number:

Correspondence address:

Postal code:

Information to be completed a legal person holder of A shares:

Name and seal of the legal person shareholder:

Signature of the legal representative:

Contact person:

Telephone number:

Fax number:

Correspondence address:

Postal code:

Date of Execution: